SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

                             FORM U-3A-2

           Statement by Holding Company Claiming Exemption
             Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935


                  To Be Filed Annually Prior to March 1

                            FIRSTENERGY CORP.

hereby files with the Securities and Exchange Commission
(Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          FirstEnergy Corp. (FirstEnergy) was organized under the laws of the State of Ohio in 1996. The principal executive offices of FirstEnergy are located in Akron, Ohio. FirstEnergy is a holding company within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (1935 Act).

          FirstEnergy's principal business is the holding of all of the outstanding common stock of the following 11 direct active subsidiaries: Ohio Edison Company (Ohio Edison), The Cleveland Electric Illuminating Company (Cleveland Electric); The Toledo Edison Company (Toledo Edison); FirstEnergy Properties Company; FirstEnergy Ventures Corporation; FirstEnergy Trading Services, Inc.; FirstEnergy Securities Transfer Company; FirstEnergy Facilities Services Group, LLC; MARBEL Energy Corporation; FirstEnergy Services Corporation; and FirstEnergy Nuclear Operating Co.; and the following four direct inactive subsidiaries: Centerior Service Company; FirstEnergy Holdings, LLC; FE Acquisition Corp.; and American Transmission Systems, Inc. FirstEnergy also has the indirect subsidiaries noted below. Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

OHIO EDISON
-----------

          Ohio Edison was organized in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison also provides transmission services and electric energy for resale to certain municipalities in its service area and transmission services to certain rural cooperatives. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1999, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

     OHIO EDISON SUBSIDIARIES - PENNSYLVANIA POWER COMPANY
     -----------------------------------------------------

          Ohio Edison owns all of the Common Stock of Pennsylvania Power Company (Penn Power). Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service primarily to communities in a 1,500 square mile area of western Pennsylvania. Penn Power also provides transmission services and electric energy for resale to certain municipalities in Pennsylvania. During the twelve months ended December 31, 1999, the principal source of Penn Power's operating revenues was derived from the distribution and sale of electricity.

     OVEC and IKEC
     -------------

            Ohio Edison owns directly 16.5% of the Common Stock of Ohio Valley Electric Corporation, an Ohio corporation (OVEC). Similarly, Toledo Edison owns directly 4% of the Common Stock of OVEC, resulting in an indirect ownership of 20.5% of OVEC by FirstEnergy. OVEC, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation (IKEC). OVEC is a public utility company organized in 1952. On the same date, IKEC was organized under the laws of Indiana. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power, and Toledo Edison), furnishing electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Department of Energy (DOE).

     OHIO EDISON SUBSIDIARIES - OTHER
     --------------------------------

            In addition to Penn Power, Ohio Edison has eight other wholly-owned subsidiaries organized, unless otherwise noted, under the laws of the State of Ohio: (i) OES Capital, Incorporated, formerly an Ohio Corporation, reorganized as a Delaware corporation;
(ii) OES Fuel, Incorporated; (iii) OES Finance, Incorporated; (iv) Ohio Edison Financing Trust, organized under the laws of the State of Delaware; (v) Ohio Edison Financing Trust II, organized under the laws of the State of Delaware; (vi) OES Nuclear, Incorporated; (vii) OES Ventures, Incorporated; and (viii) FirstEnergy Engineering, Incorporated. These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. OES Ventures has a 49% beneficial interest in the PNBV Capital Trust, a business trust organized under the laws of the State of Delaware to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 (Perry Unit 1) and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in FirstEnergy Engineering Incorporated, a corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material effect on the consolidated financial statements of Ohio Edison.

CLEVELAND ELECTRIC
------------------

  Cleveland Electric was organized in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1999, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

     CENTERIOR FUNDING CORPORATION
     -----------------------------

           Centerior Funding Corporation is a Delaware corporation organized in 1996 that finances accounts receivable.

TOLEDO EDISON
-------------

          Toledo Edison was organized in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It has one subsidiary, The Toledo Edison Capital Corporation. Toledo Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1999, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

     THE TOLEDO EDISON CAPITAL CORPORATION
     -------------------------------------

          The Toledo Edison Capital Corporation is a Delaware corporation organized in 1997 which makes equity investments in Delaware business trusts which hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

FIRSTENERGY PROPERTIES COMPANY
------------------------------

          FirstEnergy Properties Company was organized in 1929 and primarily manages non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized in 1996 that pursues real estate development.

FIRSTENERGY VENTURES COMPANY
----------------------------

          FirstEnergy Ventures Company was organized in 1971. Its principal business involves the ownership of stock investments in certain non-utility ventures. It has seven subsidiaries organized under the laws of the State of Ohio: (i) Centerior Power Enterprises Incorporated which, together with CPICOR Management LLC (a non-affiliate), is responsible for implementing a DOE clean coal project;
(ii) Centerior Energy Services Inc., which provides various energy services; (iii) Fertile-Earth Inc., which composts certain wastes and wood products into salable mulch and soil amendments; (iv) FirstEnergy Telecom Company, which provides telecommunications services; (v) Centerior Communications Holdings Inc., which holds equity investments for certain telecommunications ventures;(vi) Bay Shore Power Company, which proposes to provide steam to a Toledo Edison generating unit and a nonaffiliated refinery; and (vii) FirstEnergy Fuel Marketing Company which provides products and services to electricity generators and industrial fuel users. FirstEnergy Ventures is also part owner of six Ohio limited liability companies: Eastroc, LLC, Eastroc Technologies, LLC and Engineered Processes, LTD which own or apply technologies for the production of gypsum products; Carbon Plus, LLC which converts nonhazardous waste by-products into new products; Warrenton River Terminal, LTD which owns facilities for the transloading of bulk materials on the Ohio River; and Soils Technology, LLC which recycles discarded materials to manufacture nutrient-rich soils.

FIRSTENERGY TRADING SERVICES, INC.
----------------------------------

          FirstEnergy Trading Services, Inc.(formerly known as
FirstEnergy Trading & Power Marketing, Inc.) is a Delaware corporation organized in 1995 that acquires and arranges for the delivery of electricity and natural gas to the retail customers of FirstEnergy's unregulated marketing and sales affiliates.

FIRSTENERGY SECURITIES TRANSFER COMPANY
----------------------------------------

          FirstEnergy Securities Transfer Company is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries.

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
------------------------------------------

          FE Facilities Services Group is the parent company of eleven direct subsidiaries, which are heating, ventilating, air conditioning and energy management companies. These subsidiaries include: (i) Ancoma, Inc. of Rochester New York (New York Corporation); (ii) Colonial Mechanical Corporation of Richmond,

Virginia (Virginia Corporation); (iii) Dunbar Mechanical Inc. of Toledo, Ohio (Ohio Corporation); (iv) Edwards Electrical & Mechanical, Inc. of Indianapolis, Indiana (Indiana Corporation); (v) Elliott-Lewis Corporation of Philadelphia, Pennsylvania (Pennsylvania Corporation) which has the following subsidiaries: A. A. Duckett, Inc. (Delaware Corporation), Sautter Crane Rental, Inc. (Pennsylvania Corporation) , and E-L Enterprises, Inc. (Delaware Corporation) which acts as the holding company for R. L. Anderson, Inc. (Florida Corporation), Airdex Air Conditioning Corporation (Florida Corporation), and Modern Air Conditioning, Inc. (Florida Corporation); (vi) L. H. Cranston & Sons, Inc. of Timonium, Maryland (Maryland Corporation); (vii) Roth Bros., Inc. of Youngstown, Ohio (Ohio Corporation); (viii) The Hattenbach Company of Cleveland, Ohio (Ohio Corporation); (ix) R.P.C. Mechanical, Inc. of Cincinnati, Ohio (Ohio Corporation); (x) Spectrum Controls Systems of Cincinnati, Ohio (Ohio Corporation) and (xi) Webb Technologies, Inc. of Norfolk, Virginia (Virginia Corporation).

MARBEL ENERGY CORPORATION
-------------------------

          MARBEL Energy Corporation is a company owning interests in crude oil and natural gas production, as well as natural gas distribution and transmission facilities. MARBEL's subsidiaries include Marbel HoldCo, Inc. a holding company which has a 50% ownership in Great Lakes Energy Partners, LLC, an oil and natural gas exploration and production venture and Northeast Ohio Operating Companies, Inc. which has as subsidiaries Gas Transport, Inc. (Delaware Corporation) and NEO Construction Company (Ohio Corporation).

FIRSTENERGY SERVICES CORPORATION
--------------------------------

          FirstEnergy Services Corp. offers energy-related products and services on a national basis. FirstEnergy Services Corp. has one subsidiary, Penn Power Energy, Inc. (a Pennsylvania corporation) which provides electric generation services and other energy services to Pennsylvania customers under Pennsylvania's deregulated environment.

FIRSTENERGY NUCLEAR OPERATING COMPANY
-------------------------------------

          FirstEnergy Nuclear Operating Company (FENOC) operates the Davis-Besse, Perry and Beaver Valley nuclear power plants.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        On March 26, 1999, FirstEnergy completed its agreements with Duquesne Light Company (Duquesne) to exchange certain generating assets. All regulatory approvals were received by October 1999. In December 1999, Duquesne transferred 1,436 megawatts owned by Duquesne at eight generating units which were previously jointly owned by Ohio Edison, Cleveland Electric, Toledo Edison, Penn Power and Duquesne in exchange for 1,328 megawatts at three other power plants owned by Ohio Edison, Penn Power and Cleveland Electric.


OHIO EDISON and PENN POWER
--------------------------

          Ohio Edison and Penn Power (OES) own or lease all or a portion of 31 electric generating units, consisting of 13 coal fired units, three nuclear units, six oil fired units, one gas/oil fired unit and eight diesel generators (located at two sites), which have total net generating capacity of 6,057 megawatts (MW). All of the electric properties owned by OES are located within the State of Ohio and the Commonwealth of Pennsylvania.

          Nine of the 13 coal fired units are 100% owned by Ohio
Edison, and all such units are located in Ohio. Four of the 13 coal fired units are held in a combined OES ownership along with other
FirstEnergy affiliates.

          The three nuclear units consist of (i) Beaver Valley 1 (810
MW), located in Pennsylvania, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 456 MW share from a combined OES ownership and leasehold interest of 55.61%, and (iii) Perry Unit 1, located in Ohio and representing a 421 MW share from a combined OES ownership and leasehold interest of 35.24%.

          The six oil-fired units are also located in Ohio and are held in a combined OES ownership. The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison. The two diesel generator sites are located in Ohio and are held in a combined OES ownership.

          OES has a transmission system covering an area of approximately 9,000 square miles. The transmission system consists of 345 kilovolt (kV) lines, 138 kV lines, 69 kV lines, 34.5 kV lines and 23 kV lines. Additionally, OES's electric distribution systems include overhead pole line and underground conduit carrying primary, secondary and street lighting circuits. OES owns, individually or together with one or more of the other FirstEnergy companies as tenants in common, 448 substations with a total installed transformer capacity of 24,849,513 kV-amperes, of which 70 are transmission substations, including nine located at generating plants.

          Ohio Edison and Penn Power are extensively interconnected, with 12 points of interconnection at voltage levels ranging from 23 kV to 345 kV. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison and Toledo Edison also have one 69 kV interconnection, which is normally operated open.

          Ohio Edison has one 345 kV interconnection with Allegheny Energy, seven 345 kV interconnections with American Electric Power Company, Inc. (AEP) and five 345 kV interconnections with Duquesne. Ohio Edison has the following 138 kV interconnections: one with Allegheny Energy, eight with AEP and three with Dayton Power and Light Company (Dayton). Ohio Edison also has one 23 kV interconnection with AEP. The 69 kV interconnections with Dayton and AEP, and the 23 kV interconnection with AEP, normally are operated open. One of the 138 kV interconnections with AEP is also normally operated open.

          OES also has the following 69 kV interconnections: one with Dayton, one with AEP, one with Allegheny Energy, and one with Duquesne.

          Ohio Edison does not own or have any financial interest in any natural gas pipeline company. However, at Ohio Edison's Edgewater plant, OES Fuel owns a four mile gas pipeline that connects the Edgewater plant to the Columbia Gas Transmission system.

OVEC and IKEC
-------------

          OVEC owns the Kyger Creek Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's transmission facilities do not interconnect directly with the OES or Toledo Edison systems.

CLEVELAND ELECTRIC
------------------

          Cleveland Electric's generating properties consist of all or a portion of: (i)10 units at four fossil fuel plants including the Sammis Plant, located in Stratton, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and a (iii) pumped storage hydroelectric plant (Seneca Plant) located in Warren, Pennsylvania. These Cleveland Electric-owned plants have a net demonstrated capability of 2,923 MW.

          Cleveland Electric and Toledo Edison as co-lessees, have an ownership share of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW)
of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Shippingport, Pennsylvania.

          Cleveland Electric also has a 44.81% ownership share (535
MW) of Perry Unit 1 located in Perry, Ohio, and a 24.47% share (201
MW) of Beaver Valley Nuclear Power Station Unit No. 2 (Beaver Valley Unit 2) located in Shippingport, Pennsylvania, and leases, as co-lessee with Toledo Edison, another 19.88% (163 MW) of Beaver Valley Unit 2.

          Cleveland Electric owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138 kV transmission line that Cleveland Electric leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Cleveland Electric. Cleveland Electric has a transmission interconnection with Pennsylvania Electric Company, which provides for transmission of electric energy from the Seneca Plant.

          Cleveland Electric also has interconnections with Ohio
Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station, and also interconnects with AEP.

          Cleveland Electric's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 11,000 volts and 345,000 volts.

          Cleveland Electric owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by municipalities.

TOLEDO EDISON
-------------

          Toledo Edison's generating properties consist of: (i) one wholly-owned fossil fuel electric generating station, Bay Shore, located in Lucas County, Ohio; (ii) a 429 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio. These Toledo Edison-owned plants have a net demonstrated capability of 1,137 MW.

          Toledo Edison and Cleveland Electric as co-lessees, have an ownership share of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW)
of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Shippingport, Pennsylvania.

          Toledo Edison also has a 19.91% ownership share (238 MW) of Perry Unit 1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) in Beaver Valley Unit 2. Toledo Edison is presently selling 150 MW of its Beaver Valley Unit 2 leased capacity entitlement to Cleveland Electric.

          Toledo Edison's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 23,000 volts and 345,000 volts. Toledo Edison owns the transmission facilities located in the area it serves in northwestern Ohio for transmitting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Toledo Edison. Toledo Edison has interconnections with Ohio Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station. Toledo Edison also has transmission interconnections with Consumers Power Company, The Detroit Edison Company and AEP.

          Toledo Edison owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

           Ohio Edison         31,070,880,000 kwh    $2,331,994,381
           Penn Power           4,941,205,000 kwh       298,510,375
           Cleveland Electric  22,629,101,000 kwh     1,806,692,386
           Toledo Edison       12,387,739,000 kwh       912,533,152

           (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

           Ohio Edison                None           $            0
           Penn Power                 None                        0
           Cleveland Electric         None                        0
           Toledo Edison              None                        0

           (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

           Ohio Edison          6,820,939,000 kwh      $164,926,866
           Penn Power           1,027,275,000 kwh        35,995,214
           Cleveland Electric   1,882,687,000 kwh        41,434,295
           Toledo Edison          607,172,000 kwh        11,501,838

           (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

           Ohio Edison            340,561,000 kwh      $ 17,824,083
           Penn Power             500,501,000 kwh        11,237,160
           Cleveland Electric     905,189,000 kwh        39,505,128
           Toledo Edison          270,607,000 kwh        12,221,378

          FirstEnergy and its affiliates buy and sell power in the following states: Pennsylvania, Missouri, Texas, Minnesota, North Carolina, Massachusetts, Maryland, Michigan, New York, New Jersey, North Dakota, Georgia, Nebraska, Virginia and Indiana.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                Not applicable.

           (b) Name of each system company that holds an interest such EWG or foreign utility company and description of the interest held.

                Not applicable.

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                Not applicable.

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                Not applicable.

           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                Not applicable.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February 2000.


                          FirstEnergy Corp.


                          By:  /s/Harvey L. Wagner
                             --------------------------
                       Title:  Controller







CORPORATE SEAL






Attest:  /s/Nancy C. Ashcom
         ---------------------
Title:   Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Harvey L. Wagner           Controller
---------------------------------------------
       (Name)                  (Title)

      76 South Main Street, Akron, OH  44308
---------------------------------------------
                   (Address)

                             EXHIBIT A
                          FIRSTENERGY CORP.
              UNAUDITED CONSOLIDATED FINANCIAL INFORMATION




          The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE) which includes its wholly owned subsidiary Pennsylvania Power Company, The Cleveland Electric Illuminating Company (CEI), and The Toledo Edison Company (TE). The Company and its utility subsidiaries are referred to throughout as "Companies." All significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio
(PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

                                          FirstEnergy Corp. Consolidating Balance Sheet
                                                        (Unaudited)
                                                      December 31, 1999

                             FE                                                                           FE
                            Hold.    OE                                              FE     FE     FE    Facil .Elimin-  FE
                            Corp.  Consol.    CEI      TE      FENOC  FETS  Marbel  Vent.  Prop.  Serv.  Serv.  ations  Consol.
                            -----  -------    ---      --      -----  ----  ------  -----  -----  -----  -----  ------  ------
                                                             (Dollars in Millions)

           ASSETS
CURRENT ASSETS:
Cash and cash equivalents  $   --  $    87  $     1  $      1  $ --   $  7   $  1   $ --    $--    $--    $ 15 $    --  $   112
Accounts Receivables-
  Customers                     1      279       17        13    --     --     --     --     --     13      --      --      323
  Other                        13       36      171        (2)    4     82     --      5     --      4     131       1      445
  Associated companies        123      367       18        41    30     44     --      3     --     17       1    (644)      --
Notes receivable from
 associated companies         292       --       --         8    --     --     --     56      9     --      --    (365)      --
Materials and supplies
  Owned                        --       69       39        23    --     14     --      4     --     --       6      --      155
  Under consignment            --       55       24        20    --     --     --     --     --     --      --      --       99
Prepayments and other           4       74       56        26    --      1     --      1     --      3       2       1      168
                           ----------------------------------------------------------------------------------------------------
                              433      967      326       130    34    148      1     69      9     37     155  (1,007)   1,302
                           ----------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:
In service                     --    8,149    4,487     1,784    --      2     17    133     35      4      34      --   14,645
Less - Accumulated provision
 for depreciation              --    3,726    1,500       674    --     --      4     --      8     --       7      --    5,919
                           ----------------------------------------------------------------------------------------------------
                               --    4,423    2,987     1,110    --      2     13    133     27      4      27      --    8,726
Construction work in
 progress                      --      216       55        96    --     --     --     --     --     --      --      --      367
                           ----------------------------------------------------------------------------------------------------
                               --    4,639    3,042     1,206    --      2     13    133     27      4      27      --    9,093
                           ----------------------------------------------------------------------------------------------------
INVESTMENTS:
Capital trust investments      --      469      517       295    --     --     --     --     --     --      --      --    1,281
Letter of credit
 collateralization             --      278       --        --    --     --     --     --     --     --      --      --      278
Nuclear plant decommis-
 sioning trust                 --      237      183       124    --     --     --     --     --     --      --      --      544
Other                       4,770      262       14         1    --     --    109     68      1      1       1  (4,627)     600
                           ----------------------------------------------------------------------------------------------------
                            4,770    1,246      714       420    --     --    109     68      1      1       1  (4,627)   2,703
                           ----------------------------------------------------------------------------------------------------
DEFERRED CHARGES:
Regulatory assets              --    1,618      540       385    --     --     --     --     --     --      --      --    2,543
Goodwill                       --       --    1,440       465    --     25     --     --     --     --     199      --    2,129
Other                          18      230      146        49    --      6      1      5      1      2       2      (6)     454
                           ----------------------------------------------------------------------------------------------------
                               18    1,848    2,126       899    --     31      1      5      1      2     201      (6)   5,126
                           ----------------------------------------------------------------------------------------------------

  TOTAL ASSETS             $5,221   $8,700   $6,208    $2,655   $34   $181   $124   $275    $38    $44    $384 $(5,640) $18,224
                           ====================================================================================================

                                          - 10 -


                                         FirstEnergy Corp. Consolidating Balance Sheet (Cont'd)
                                                         (Unaudited)
                                                      December 31, 1999
                             FE                                                                           FE
                            Hold.    OE                                              FE     FE     FE    Facil. Elimin-  FE
                            Corp.  Consol.    CEI      TE      FENOC  FETS  Marbel  Vent.  Prop.  Serv.  Serv.  ations  Consol.
                            -----  -------    ---      --      -----  ----  ------  -----  -----  -----  -----  ------  ------
                                                             (Dollars in Millions)
  LIABILITIES AND
  CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-
 term debt and preferred
 stock                     $   --   $  423   $  241    $   96   $--   $ --   $ --   $ --    $--    $--    $  3 $    --  $   763
Short-term borrowings          90      323       --        --    --     --     --     --     --     --       5      --      418
Accounts payable
  Other                        29       63       51        27    31     80      6      1     --      8      60       5      361
  Associated companies        347       51       86        21     1     39     --      9      3     35      --    (592)      --
Notes payable to associ-
 ated companies                65       36      103        34    --    118     --     --     --     --       9    (365)      --
Accrued taxes                  (4)     207      177        58    --     --      3     15      3      3      --     (52)     410
Accrued interest                1       38       61        22    --     --      1      3     --     --      --      --      126
Other                          40       95       83        48    --     --     --      1     --      3      30      --      300
                           ----------------------------------------------------------------------------------------------------
                              568    1,236      802       306    32    237     10     29      6     49     107  (1,004)   2,378
                           ----------------------------------------------------------------------------------------------------
CAPITALIZATION:
Common stockholders'
 equity                     4,564    2,624      967       552    --    (57)    85     98     30     (8)    259  (4,550)   4,564
Preferred stock-
  Not subject to mandatory
   redemption                  --      161      238       210    --     --     --     --     --     --      --    (609)      --
  Subject to mandatory
   redemption                  --        5      116        --    --     --     --     --     --     --      --    (121)      --
Preferred stock of
 consolidated subsidiaries-
  Not subject to mandatory
 redemption                    39       --       --        --    --     --     --     --     --     --      --     609      648
  Subject to mandatory
   redemption                  --       15       --        --    --     --     --     --     --     --      --     121      136
Ohio Edison obligated
 mandatorily redeemable
  preferred securities of
  subsidiary trust hold-
  ing solely Ohio Edison
  subordinated debentures      --      120       --        --    --     --     --     --     --     --      --      --      120
Long-term debt                 86    2,176    2,683       981    --     --      1    148     --     --      13     (86)   6,002
                           ----------------------------------------------------------------------------------------------------
                            4,650    5,140    4,004     1,743    --    (57)    86    246     30     (8)    272  (4,636)  11,470
                           ----------------------------------------------------------------------------------------------------
DEFERRED CREDITS:
Accumulated deferred
 income taxes                   1    1,468      567       172     2     --     24     --      1     --       2      (6)   2,231
Accumulated deferred
 investment tax credits        --      143       87        39    --     --     --     --     --     --      --      --      269
Pensions and other post-
 retirement benefits           --      148      221       123    --     --     --     --     --     --      --       6      498
Nuclear plant decommis-
 sioning liability             --      240      192       130    --     --     --     --     --     --      --      --      562
Other                           2      325      335       142    --      1      4     --      1      3       3      --      816
                           ----------------------------------------------------------------------------------------------------
                                3    2,324    1,402       606     2      1     28     --      2      3       5      --    4,376
                           ----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 CAPITALIZATION            $5,221   $8,700   $6,208    $2,655   $34   $181   $124   $275    $38    $44    $384 $(5,640) $18,224
                           ====================================================================================================

                                         - 11 -


                                       FirstEnergy Consolidating Income Statement
                                                     (Unaudited)
                                          For the Year Ended December 31, 1999

                                       FE                                                                  FE
                                      Hold.    OE                                     FE     FE     FE    Facil. Elimin-  FE
                                      Corp.  Consol.  CEI   TE  FENOC  FETS  Marbel  Vent.  Prop.  Serv.  Serv.  ations  Consol.
                                      -----  -------  ---   --  -----  ----  ------  -----  -----  -----  -----  ------  ------
                                                                       (Dollars in Millions)
                                                                       <C
Revenues:
  Electric Sales                     $168   $2,625 $1,806  $932  $--   $ --    $--    $--    $--   $ --   $ --    $(338)  $5,193
  Other - electric utilities           19      138    107    51    1     --     --     --     --     --     --      (55)     261
  Facilities services                  --       --     --    --   --     --     --     --     --     --    503       --      503
  Trading services                     --       --     --    --   --    251     --     --     --     --     --      (60)     191
  Other - Unreg. sub.                  --       14     --    --   --     --     45     72      1     47     --       (7)     172
                                     -------------------------------------------------------------------------------------------
    Total Revenues                    187    2,777  1,913   983    1    251     45     72      1     47    503     (460)   6,320

Expenses:
  Fuel & Purchased Power              168      462    409   169   --     --     --     --     --     --     --     (331)     877
  Other expenses:
    Electric utilities                 19      763    534   359    1     --     --     --     --     --     --      (43)   1,633
    Facilities services                --       --     --    --   --     --     --     --     --     --    469       --      469
    Trading services                   --       --     --    --   --    258     --     --     --     --     --      (62)     196
    Other - Unreg. sub                 --       19     --    --   --     --     32     26      1     62     --      (13)     127
  Provisions for depreciation
   and amortization                    --      583    231   104   --     --      9     --     --     --     11       --      938
  General taxes                        --      239    212    88    1     --     --     --     --     --     --        4      544
                                     -------------------------------------------------------------------------------------------
  Total expenses                      187    2,066  1,386   720    2    258     41     26      1     62    480     (445)   4,784

Equity in earnings of subsidiary
 companies                            572       --     --    --   --     --     --     --     --     --     --     (572)      --
Income Before Interest and Income
 Taxes                                572      711    527   263   (1)    (7)     4     46     --    (15)    23     (587)   1,536
                                     -------------------------------------------------------------------------------------------
Net Interest Charges:
  Interest Expense                      6      210    211    78   --      6      1     10     --     --      2      (15)     509
  Allowance for borrowed funds
   used during construction and
   capitalized interest                --       (4)    (2)   (1)  --     --     --     (6)    --     --     --       --      (13)
  Subsidiaries' preferred stock
   dividends                           --       15     --    --   --     --     --     --     --     --     --       61       76
                                     -------------------------------------------------------------------------------------------
  Net interest charges                  6      221    209    77   --      6      1      4     --     --      2       46      572

Income Taxes                           (2)     192    124    67   --     (5)    --     17     --     (6)     9       --      396
                                     -------------------------------------------------------------------------------------------
Net Income                            568      298    194   119   (1)    (8)     3     25     --     (9)    12     (633)     568
                                     -------------------------------------------------------------------------------------------
Preferred Stock Dividend
 Requirements                          --       12     33    16   --     --     --     --     --     --     --      (61)      --

Earnings Available for Common        $568     $286   $161  $103  $(1)  $ (8)   $ 3    $25    $--   $ (9)  $ 12   $ (572)  $  568
                                     ===========================================================================================

                                         - 12 -

                               FirstEnergy Corp. - Consolidating Statement of Retained Earnings
                                                        (Unaudited)
                                           For the Year Ended December 31, 1999

                              FE                                                                   FE
                            Hold.    OE                                     FE     FE     FE    Facil. Elimin-  FE
                            Corp.  Consol.  CEI   TE  FENOC  FETS  Marbel  Vent.  Prop.  Serv.  Serv.  ations  Consol.
                            -----  -------  ---   --  -----  ----  ------  -----  -----  -----  -----  ------  -------
                                                             (Dollars in Millions)
Balance at beginning
 of year                    $  719   $584   $ 76  $ 33  $ 0   $(53)  $(2)    $(8)    $1   $ (7)   $ 6   $  (630)  $  719
Net Income                     568    298    194   119   (1)    (8)    3      25     --     (9)    12      (633)     568
                           ----------------------------------------------------------------------------------------------
                             1,287    882    270   152   (1)   (61)    1      17      1    (16)    18    (1,263)   1,287
                           ----------------------------------------------------------------------------------------------
Cash dividends on common
 stock                         342    347    199   106   --     --    --      --     --     --     --      (652)     342
Cash dividends on
 preferred stock                --     12     36    18   --     --    --      --     --     --     --       (66)      --
Other Adjustments               --     (3)    --    --   --     --    --      --     --      3     --        --      342
                           ----------------------------------------------------------------------------------------------
                               342    356    235   124   --     --    --      --     --      3     --      (718)     342
                           ----------------------------------------------------------------------------------------------
Balance at end of year      $  945   $526   $ 35  $ 28  $(1)  $(61)  $ 1     $17     $1   $(19)   $18   $  (545)  $  945
                           ==============================================================================================

                                         - 13 -


                            EXHIBIT B
                        FIRSTENERGY CORP.
              TWELVE MONTHS ENDED DECEMBER 31, 1999
                          (IN MILLIONS)
                    FINANCIAL DATA SCHEDULE



ITEM NOS.                  CAPTION HEADING
---------                  ---------------

   1                        Total Assets        $18,224

   2                        Total Revenues      $ 6,320

   3                        Net Income          $   568



                            - 14 -